

September 12, 2011

Via Facsimile
Mr. Roger A. Leopard
President and CEO
CalciTech Ltd.
10 route de l'aeroport
1215 Geneva, Switzerland

> **RE:** **CalciTech Ltd.**
> **Form 20-F/A for the Fiscal Year ended December 31, 2010**
> **Filed August 25, 2011**
> **File No. 0-20420**

Dear Mr. Leopard:

We have reviewed your response letter dated August 24, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2010

Item 17. Financial Statements, page 37

Report of Independent Auditors, page F-2

1. Please make arrangements with your auditor to revise their report to indicate the date on which their report was issued, as required by Rule 2-02(a) of Regulation S-X. In addition, we note that the going concern paragraph refers to matters that raise doubt about your ability to continue as a going concern. Please have your auditor revise this language to refer to matters that raise substantial doubt, as opposed to doubt, about your ability to continue as a going concern. Please refer to paragraphs .12 - .16 of AU Section 341. Please include this revised auditor's report in your amended Form 20-F, along with an explanatory paragraph at the beginning of the amended Form 20-F that explains to

investors the reason you are filing an amendment. Ensure that you include certifications that are currently dated and refer to the Form 20-F/A.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Tracey Houser, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief